April 23, 2012

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re: Kopjaggers, Inc.

Letter to Withdraw Registration Statement on Form 10-12G (File No. 000-54307)

Ladies and Gentlemen:

We hereby request that the withdrawal letter dated April 18, 2012 regarding the withdrawal of our Registration Statement be withdrawan at this time as per the request of the Staff.

If you should have any questions, please contact me at (586) 552-4412. Thank you in advance for your assistance.

Very truly yours,

Kopjaggers, Inc.

By:	/s/ John Castillo Eggermont
Name: John Castillo Eggermont
Title: President and Director

28325 Utica Road
Roseville, MI 48066
Tel: 586-552-4412